SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)




                                  Medicure Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    58469E101
--------------------------------------------------------------------------------




                                 (CUSIP Number)


                                November 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     [ ]  Rule 13d-1(b)
                     [x]  Rule 13d-1(c)
                     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 58469E101                      13G                  Page 2 of 8 Pages
--------------------------------------------------------------------------------


(1) NAMES OR REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Leeward Offshore Bull & Bear Fund

--------------------------------------------------------------------------------


(2) CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a) [ ]
         (b) [X]


--------------------------------------------------------------------------------

(3) SEC USE ONLY



--------------------------------------------------------------------------------

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


--------------------------------------------------------------------------------


                                      (5) SOLE VOTING POWER
                                                 0
                                   ---------------------------------------------
                                      (6) SHARED VOTING POWER
                                                 887,100
NUMBER OF SHARES                   ---------------------------------------------
BENEFICIALLY OWNED
BY EACH REPORTING                     (7) SOLE  DISPOSITIVE POWER
PERSON WITH                                      0
                                   ---------------------------------------------

                                      (8) SHARED DISPOSITIVE POWER

                                                 887,100
                                   ---------------------------------------------


(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         887,100


--------------------------------------------------------------------------------

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                          [ ]

--------------------------------------------------------------------------------

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              1.33%


--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO



                               Page 2 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 58469E101                13G                       Page 3 of 8 Pages
--------------------------------------------------------------------------------


(1) NAMES OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Leeward Hedge Funds Inc.

--------------------------------------------------------------------------------

(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a) [ ]
         (b) [X]

--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

--------------------------------------------------------------------------------

                                              (5) SOLE VOTING POWER
                                                       4,882,100
                                              ----------------------------------


                                              (6) SHARED VOTING POWER
                                                       2,395,400
NUMBER OF SHARES                              ----------------------------------
BENEFICIALLY OWNED
BY EACH REPORTING                             (7) SOLE  DISPOSITIVE POWER
PERSON WITH                                           4,882,100
                                              ----------------------------------


                                              (9) SHARED DISPOSITIVE POWER
                                                       2,395,400
                                              ----------------------------------

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,277,500

--------------------------------------------------------------------------------

(10)CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                          [  ]

--------------------------------------------------------------------------------

(11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  10.92%

--------------------------------------------------------------------------------

(12)TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO


                               Page 3 of 8 Pages


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Item 1.

         (a) Name of Issuer.

                  Medicure Inc.

         (b) Address of Issuer's Principal Executive Offices.

                  4-1200 Waverly Street
                  Winnipeg, Manitoba, Canada R3T 0P4


Item 2.

         (a) Name of Persons Filing.

                  This Schedule 13G is being filed by Leeward Offshore Bull & Bear Fund ("Fund") and Leeward Hedge Funds Inc. ("Leeward").

         (b) Address of Principal Business Office or, if none, Residence.

                  The principal business address of the Fund is:

                  c/o M&C Corporate Services Limited
                  P.O. Box 309GT, Ugland House
                  South Church Street, George Town
                  Grand Cayman, Cayman Islands

                  The principal business address of Leeward is:

                  Leeward Hedge Funds Inc.
                  2 Bloor Street West
                  Suite 2100
                  Toronto, Ontario
                  Canada M4W 3E2

         (c)      Citizenship.

                  The Fund is a Cayman Islands exempted company. Leeward is an Ontario, Canada corporation.

         (d) Title of Class of Securities.

                  Common Stock

         (e) CUSIP Number.

                  58469E101


                               Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer registered under Section 15 of the Act.
               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.
               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
               (e)  [ ]   Investment   Adviser   in   accordance   with   Sec.
                    240.13d-1(b)(1)(ii)(E).
               (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d(Y)1(b)(1)(ii)(F).
               (g) [ ] Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
               (j)  [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ x ].

Item 4.   Ownership

               (a)  Amount Beneficially Owned.

                  Fund: 887,100 shares of common stock. The filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any such shares for purpose of Section 13(d) of the Securities Exchange Act of 1934.

                  Leeward: 7,277,500  shares of common stock. The filing of this statement shall not be construed as an admission that the Fund is the beneficial owner of any such shares for purpose of Section 13(d) of the Securities Exchange Act of 1934.

               (b)  Percent of Class. Fund: 1.33% Leeward: 10.92%


               (c)  Number of shares as to which each such person has

                    (i)  sole  power to vote or to  direct  the  vote:

                         Fund:            0
                         Leeward: 4,882,100

                    (ii) shared  power  to vote or to  direct  the  vote:

                         Fund:      887,100
                         Leeward: 2,395,400

                    (iii)sole power to dispose or to direct the  disposition of:

                         Fund             0
                         Leeward: 4,882,100

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         Fund:      887,100
                         Leeward: 2,395,400


     The Fund owns 887,100 shares of Common Stock. Leeward does not directly own any shares of Common Stock. Leeward acts as the investment manager or adviser to each of the Fund, Leeward Offshore Bull & Bear Fund (US) and Leeward Bull & Bear Fund L.P. and is deemed to beneficially own the 2,395,400 shares of Common Stock beneficially held by them. Leeward also acts as the investment manager or adviser to two managed accounts and is deemed to beneficially own the 4,882,100 shares of Common Stock owned by them.



                               Page 5 of 8 Pages

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7.           Identification  and  Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.


                               Page 6 of 8 Pages

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2004

                                      Leeward Offshore Bull & Bear Fund


                                      By:
                                      ------------------------------------------
                                      Name:
                                      Title: Director


                                      Leeward Hedge Funds Inc.


                                      By:  /s/ Brendan Kyne
                                           -------------------------------------
                                      Name:   Brendan Kyne
                                      Title:  Chief Executive Officer



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 8 Pages

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